Exhibit 21.1

EMERSON RADIO CORP. AND SUBSIDIARIES

EXHIBIT TO FORM 10-K

PRINCIPAL SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Ownership
Emerson Global Limited	British Virgin Islands	100.0%
Emerson Radio (Hong Kong) Limited	Hong Kong	100.0%
Emerson Radio Macao Commercial Offshore Limited	Macao	100.0%
Majexco Imports, Inc.	California, U.S.A.	100.0%
H.H. Scott, Inc.	New Jersey, USA	100.0%